Squire, Sanders & Dempsey L.L.P. 221 E. Fourth St., Suite 2900 Cincinnati, OH 45202 Office: +1.513.361.1200 Fax: +1.513.361.1201
Direct Dial: +1.513.361.1230 smahon@ssd.com

March 31, 2010

Mr. John Reynolds
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Beverages, Apparel and Health Care Services
100 F Street, North East
Washington, D.C. 20549-3561

Re:	Limoneira Company
Registration Statement on Form 10
Filed February 12, 2010
File No. 0-53885

Dear Mr. Reynolds:

Thank you for your comment letter of March 11, 2010, to Harold Edwards, President of Limoneira Company, in respect of the above-referenced Registration Statement on Form 10.  We are counsel to Limoneira Company (the “Company”) in connection with the Registration Statement and very much appreciate you comments.  We found them insightful and helpful.

Enclosed herewith (and being filed simultaneously on EDGAR) is the Company’s Amendment to Form 10, which incorporates the Company’s responses to your comments as well as updated information reflecting the Company’s results from its first fiscal quarter of 2010 (which ended on January 31, 2010).  For your ease of reference, we have also enclosed a blackline version that is marked to show all changes and additions.  In addition, we have restated in full below your comments and the Company’s responses.  Please be advised that the information provided herein has been obtained from the Company.

Item 1. Business, page 3

1.           Please revise to disclose that the company has an internet website and provide the address for the company's website, wwwlimoneira.com

We have revised the disclosure as suggested. (Page 3)

2.           Please revise your disclosure as appropriate to insure that the information in the registration statement is consistent with that provided on your website, or explain in a supplemental letter.  For instance, we note on page 4 of the registration statement that you disclose that the company has approximately 1,839 acres of lemons planted; however, the website discloses "over 2,000 acres..."

Cincinnati • Cleveland • Columbus • Houston • Los Angeles • Miami • New York • Palo Alto • Phoenix • San Francisco • Tallahassee • Tampa

Tysons Corner • Washington DC • West Palm Beach  |  Bogotá+ • Buenos Aires+ • Caracas • La Paz+ • Lima+ • Panamá+ • Rio de Janeiro • Santiago+

 Santo Domingo • São Paulo  |  Bratislava • Brussels • Bucharest+ • Budapest • Frankfurt • Kyiv • London • Moscow • Prague • Warsaw

                                                                                             Beijing • Hong Kong • Shanghai • Tokyo                        + independent network firm

www.ssd.com

Mr. John Reynolds March 31, 2010 Page 2	Squire, Sanders & Dempsey L.L.P.

The Company acknowledges the disparity that you have pointed out above and confirms that the information contained in the Registration Statement in this regard is correct.  The Company has made appropriate conforming changes to its website.

Overview, page 3

3.           Please expand your second paragraph to provide the basis for the statement, "…we believe we are the largest grower of lemons and avocados in the United States."

The Company has revised its disclosure as referenced in this comment and, in support such disclosure, the Company offers the following supplemental information in substantiation thereof.

•
Avocados.  All of the Company’s avocados are produced in California.  According to the California Avocado Commission, the Company is the largest producer of avocados in California. The Company is unaware of any States other than California and Florida in which quantities approaching the Company’s production of avocados are grown.  The Company’s research on avocado production in the State of Florida indicates that the entire State accounts for approximately 7500 acres of production spread across approximately 200 growers.  The Company has been active in the avocado business in the United States for decades and is not aware of any Florida avocado grower with avocado production as large at the Company.

•
Lemons.  According to Sunkist Growers, Inc. (“Sunkist”), the Company is one of the largest growers of lemons in California and Arizona.  Given that the vast majority of lemons in the United States are produced in California and Arizona, the Company believes it is one of the nation’s largest growers of lemons.

Real Estate Development, page 8

4.           Reference is made to the statement, "[W]e are currently in the process of obtaining final documentation to complete the entitlement and have executed a 30-year development agreement with Santa Paula.  We expect to develop this property with financial and development partners, outside consultants and our own internal resources."  To the extent known, please substantially expand this section to describe this arrangement with Santa Paula and file any executed agreement as an exhibit.

The Company has expanded the section noted in your comment to describe in greater detail the Pre-Annexation and Development Agreement by and between City of Santa Paula and Limoneira Company, dated as of March 3, 2008 (at Page 8) and the various related approvals that have been received by state and local bodies in connection the East Area 1 project.  In addition, the Company has filed the executed version of said Pre-Annexation and Development Agreement as an exhibit to the Company’s Registration Statement.

Item IA.  Risk Factors, page 14

5.           Please remove the first sentence or revise it to disclose that all material risk factors have been addressed in this section.

We have removed the sentence as suggested. (Page 14)

Mr. John Reynolds March 31, 2010 Page 3	Squire, Sanders & Dempsey L.L.P.

"Restrictive covenants in our debt instruments restrict or prohibit ...”, page 19

6.           Please consider adding another risk factor to address the potential risks associated with the company's involvement with derivatives as noted on page 34, or explain in supplemental letter why risk factor disclosure is not appropriate.

We agree that additional risk disclosure should be added on page 19 to address more completely the risk highlighted on page 34 concerning the interest rate variability of the Company’s financing activities and have done so by making more robust and complete the risk entitled, “Some of our debt is based upon variable rates of interest, which could result in higher interest expense in the event of an increase in the interest rates.” on page 19.  The revised risk factor now also addresses the use of the interest rate swaps noted on page 34 and, in particular, highlights that, while the effect of such swaps is to fix a portion of the variable component of the Company’s debt, the use of such swaps can have an adverse impact on the Company’s results of operations if prevailing interest rates remain below the fixed rates established in the swaps. (Page 19)

Management's Discussion and Analysis of Financial Condition..., page 23
Recent Developments, page 25

7.           In the last paragraph of the Windfall Investors, LLC section, please update the status of the revolving credit line which was due on March 1, 2010, after being extended by Farm Credit West.

The noted disclosure has been updated to reflect that the Windfall facility has been extended to May 1, 2010.  The existing disclosure that immediately follows concerning the refinancing of such indebtedness remains correct.

Liquidity and Capital Resources, page 32

8.           We note that you are undertaking real estate development projects in California and Arizona.  Please discuss your expectations as to the timing and amounts of future cash requirements to complete the development of the properties.

We have added a new subsection to the Liquidity and Capital Resources section entitled “Real Estate Development Activities and Related Capital Resources” to address this comment generally and to disclose that the Company expects to source required capital for such projects by partnering with third party providers of capital.  In addition, the new subsection goes on to indicate that current market conditions for California real estate projects, while improving, continue to be challenging and make it difficult to predict the timing and amounts of future capital that will be required to complete the development of the Company’s projects. (Page 38)

9.           We note on page F-42 that your pension plan has an unfunded status of $2,786,000 as of October 31, 2009.  Please discuss your expectations as to the timing and amounts of contributions to fund the pension plan.

We have added a new subsection to the Liquidity and Capital Resources section entitled, “Defined Benefit Plan Contributions” to address the Company’s expectations as to the timing and amounts of contributions to fund such plan. (Page 38)

Mr. John Reynolds March 31, 2010 Page 4	Squire, Sanders & Dempsey L.L.P.

Transactions Affecting Liquidity and Capital Resources, page 33

10.           The loan agreements discussed in this section appear to include cross default provisions.  If correct, please revise to describe these provisions and explain the impact of the lack of compliance with the debt service coverage ratio under the agreement with Rabobank and the non-payment upon maturity under the Windfall revolving line of credit.

The disclosure has been updated to clarify that no event of default occurred under the Rabobank revolving credit facility as a result of the Company’s inability to comply with the debt service coverage ratio.  In addition, the disclosure has been updated to clarify that the default provisions of the Farm Credit loans were not implicated as a result of the waiver under the Rabobank revolving credit facility.  In addition, the disclosure has been updated to clarify that the Windfall revolving line of credit has been extended to May 1, 2010. (Page 35)

Rabobank Revolving Credit Facility, page 33

11.           We note the last paragraph on page 33 and the statement, "[W]e were unable to comply with the debt service coverage ratio for fiscal 2009 and in December 2009 received a waiver of such non-compliance from Rabobank for fiscal 2009."  Please file the waiver agreement as an exhibit to the registration statement.

As requested, the Company has filed herewith the waiver under the Rabobank revolving credit facility as an exhibit to the Company’s Registration Statement.

12.           We further note on page 33 that the company anticipates being in compliance with the covenant as of October 31, 2010. Briefly explain why it intends to be in compliance at that time.

The Company has expanded the discussion of its anticipated compliance with the debt service coverage covenant as of October 31, 2010 as suggested. (Page 35)

Windfall Investors, LLC Revolving Line…, page 34

13.           The second paragraph states "...the maturity date of the Windfall revolving line of credit was subsequently extended by Farm Credit West until March 1, 2010 and is currently being renegotiated."  Please file the extension agreement with Farm Credit West that expired March 1, 2010.  See Item 601(b) of Regulation S-K.

As requested, the Company has filed herewith the Request and Extension Agreement extending the Windfall revolving line of credit from Farm Credit West until March 1, 2010 as an exhibit to the Company’s Registration Statement.

14.           Update the disclosure to discuss the new extension arrangement and any restrictive covenants with Farm Credit West, if applicable, and also file the new agreement as an exhibit.

The Company has updated the disclosure to reflect May 1, 2010 as the new maturity date of the Windfall revolving credit line from Farm Credit West and the Company has filed herewith the Request and Extension Agreement extending the Windfall revolving line of credit to May 1, 2010.

15.           For the loans discussed under this heading, please disclose whether the interest rates are fixed or variable, quantify the interest rates, and if variable, disclose how the interest rates are determined.  Exhibit 10.12 appears to include a maturity date of October 2035.  Please reconcile with the date October 2011, or explain.

Mr. John Reynolds March 31, 2010 Page 5	Squire, Sanders & Dempsey L.L.P.

The disclosure concerning the interest rates applicable to these facilities has been expanded as requested.  The disclosure has also been expanded to clarify that October 2035 is the maturity date of the Windfall term loan and that Windfall Investors has the option on November 1, 2011 to continue with a fixed rate until maturity or switch to a variable rate for the remaining term.  (Page 36)

Item 3.  Properties, page 38

Water rights, page 38

16.           Please disclose all the principal provisions of any material water-related agreement and insure that the agreement is filed as an exhibit.  See Item 601(b)(10) of Regulation S-K.

The Company has expanded its disclosure to discuss the provisions of the Judgment, dated March 7, 1996, United Water Conservation Dist. v. City of San Beunaventura, et al., Case No. 115611, Superior Court of the State of California, Ventura County (the “Judgment”), which governs the Company’s rights in the adjudicated Santa Paula Basin.  The Company has filed herewith the Judgment as an exhibit to the Company’s Registration Statement.  (Page 40)

Item 6.  Executive Compensation, page 43

Benchmarking, page 44

17.           We note that you appear to benchmark to a peer group of similar companies in the industry with respect to compensation levels for your executive officers and for purposes of determining any potential payments under the company's cash-based incentive bonus program.  If you benchmark compensation to these other companies, identify these companies and explain how you benchmark against these companies.  See Item 402(b)(2)(xiv) of Regulation S-K.

We have revised the disclosure as suggested. (Page 46)

Annual Performance Cash-Based Incentive Bonuses, page 45
Annual Performance Equity-Based Incentive Bonuses, page 45

18.           Please disclose the specific performance targets used to determine incentive amounts, or provide a supplemental analysis as to why it is appropriate to omit these targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K.  To the extent that it is appropriate to omit specific targets, please provide the disclosure pursuant to Instruction 4 to Item 402(b).  General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient.  In discussing how likely it will be for the company to achieve the target levels or other factors, provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm.

We have revised the disclosure as suggested.  (Page 47)

19.           Please quantify the cash and equity incentive compensation for 2009 and explain how it was determined.  In this regard, your current disclosure addresses the incentive compensation for 2008.

Mr. John Reynolds March 31, 2010 Page 6	Squire, Sanders & Dempsey L.L.P.

We have revised the disclosure as suggested.  (Page 47)

Annual Performance Equity-Based Incentive…, page 45

20.           We note the statement, "[I]n the event that such overall corporate and/or segment performance goals are not attained, the compensation committee, in its sole discretion, may nevertheless grant such shares for special achievements that fall outside of the established performance goals." (emphasis added).  Please explain whether and how this discretion was exercised in determining incentive compensation for 2009.

We have revised the disclosure as suggested.  Additionally, the compensation committee did not exercise its discretion to grant shares for special achievements in fiscal 2009.  Based on the Company’s overall financial performance in fiscal 2009, none of Messrs. Edwards, Teague, Delmatoff or Dinkler were awarded cash-based or equity-based incentive bonuses for fiscal 2009.  (Page 47)

21.           Further, we note the paragraph at the top of page 46.  In particular, we note, "[B]ased on the recommendation of our compensation committee, on December 15, 2009 the board of directors approved the forgiveness of approximately $341,174 of principal and accrued interest on the loans made to Mr. Edwards, approximately $199,823 of principal and accrued interest on the loans made to Mr. Teague, and approximately $145,745 of principal and accrued interest on the loans made to Mr. Delmatoff.  Additionally, each of Mr. Edwards, Mr. Teague and Mr. Delmatoff received a payment of approximately $299,528, $175,431, and $127,955, respectively, relating to their federal, state and payroll taxes attributable to such loan forgiveness."  The loan forgiveness and related tax payments which related to compensation earned for 2009 should be presented in the summary compensation table and explain by footnote as appropriate.

The loan forgiveness and related tax payments related to compensation earned for 2007 and 2008 and, therefore, has not been presented in the summary compensation table.  Such loan forgiveness and related tax payments were approved by the Company’s board of directors on December 15, 2009, which is during our fiscal 2010, and will result in compensation expense for fiscal 2010 and be presented in the summary compensation table for fiscal 2010.

Grants of Plan-Based Awards in Fiscal Year 2009, page 48

22.           We note that no grants of annual cash or equity incentive bonuses appear in the table, although you appear to have such incentive plans as indicated on page 45.  Please explain or revise.

The disclosure has been revised to clarify that none of Messrs. Edwards, Teague, Delmatoff or Dinkler received an annual cash or equity incentive bonus for 2009.  (Page 45)

Item 11.  Description of Registrants’ Securities…, page 57

Common Stock, page 57

23.           Please state the number of common shares outstanding as of a current date.

This section has been revised to reflect that as of March 30, 2010 the Company had 1,119,446 shares outstanding (11,194,460 shares outstanding after giving effect to the stock split approved by the Company’s stockholders on March 23, 2010).

Mr. John Reynolds March 31, 2010 Page 7	Squire, Sanders & Dempsey L.L.P.

Exhibits

24.           Exhibit 10.8 as currently filed does not include the bank's signature.  Please refile this agreement.

Exhibit 10.8 has been refiled herewith.

25.           Exhibits 10.9 and 10.11 include references to addendums or other loan documents.  Please file all attachments to these and any other loan agreements.

The addendum referenced in Exhibit 10.9 has been incorporated into Exhibit 10.9 and Exhibit 10.9 has been refiled herewith.  The “Promissory Note and Supplement to Master Loan Agreement” referenced in Exhibit 10.11 was filed as Exhibit 10.13.

26.           Please file the documents related to the interest rate swaps or advise.

The documents related to the interest rate swaps have been filed as exhibits to the Company’s Registration Statement.

27.           Please refile Exhibit 10.18 with all agreement exhibits and executed addendums.

Exhibit 10.18 has been refiled herewith.  The Company has informed us that Addendum A to Exhibit 10.18 was not intended to be executed and that an executed copy of Addendum B is unavailable.

Financial Statements, page F-1

28.           Please note the financial statement updating requirements of Rule 3-12 of Regulation S-X.

The Company acknowledges such requirements and incorporated required information into the amended Registration Statement filed herewith.

Consolidated Statements of Cash Flows, page F-5

29.           Please revise your presentation of cash flows from operating activities to begin the reconciliation with net (loss)income instead of net (loss)income from continuing operations.  In addition, please disaggregate the cash flows used in discontinued operations for each category.  Refer to FASB ASC 230-10-45-28 for additional guidance.

The Company has revised its presentation of cash flows from operating activities and cash flows used in discontinued operations has been disaggregated for each category as suggested.

Notes to the Financial Statements, page-F-8

Note 2. Summary of Significant Accounting Policies, page F-8

30.           Please disclose your policy with respect to development costs of your orchards, and describe the nature of the capitalized orchard costs.

Mr. John Reynolds March 31, 2010 Page 8	Squire, Sanders & Dempsey L.L.P.

The Company has revised footnote 2, Summary of Significant Account Policies, on page F-8 to disclose its policy with respect to development costs of its orchards and described the nature of the capitalized orchard costs.

Cultural Costs, page F-13

31.           Please describe the nature of costs that are incurred to bring crops to harvest.  In addition, tell us whether you defer any costs outside of costs that are capitalized within "Orchards".

The Company’s cultural costs consist of the annual maintenance cost of the orchards such as cultivation, pruning, irrigation, labor, spraying and fertilization.  Certain of our crops have a limited annual harvest season.  Cultural costs incurred subsequent to such annual harvest seasons are for the benefit of the following year’s crop and are carried in inventory and expensed in the following harvest season as the related crop is harvested and sold.  Other than the inventoried cultural costs, the Company does not defer any other farming costs outside of costs that are capitalized within Orchards.

Revenue Recognition, page F-13

32.           We note that you recognize monthly revenue from sales of certain products based on estimated proceeds.  Please tell us why you rely on estimates to record the revenue rather than actual sales.

The Company’s avocado, oranges and specialty citrus products are sold and delivered to third-party packinghouses by the Company.  The third-party packinghouses then sell the fruit to the end consumer.  The fruit sold by the Company to the third-party packinghouses is pooled with fruit from other growers.  As the fruit is sold by the third-party packinghouses and the pools are closed, the final price is determined.  The majority of the Company’s fruit that is sold by the third-party packinghouses is included in pools that close weekly throughout most of the year.  Final prices are set and funds are remitted to the Company within fifteen days after the end of each month.  A less significant amount of the Company’s fruit that is sold to third-party packinghouses is included in pools that close less frequently.

Based on information provided to us by third-party packinghouses, revenue is accrued each month for the fruit that has been delivered to and accepted by the third-party packinghouses but for which the pools have not yet closed at month end.  All revenue recorded that is related to the Company’s sale to the third-party packinghouses is recorded net of all packinghouse charges.  The Company then actualizes its revenue accrual once the pool has closed.  Historically, the Company’s revenue accruals related to these arrangements has not materially differed from the actual amounts determined at pool close.  In addition, the Company’s growing costs for these fruits coincides with the revenue recognition for the fruit.

The Company has expanded its disclosure in the Registration Statement regarding its reliance on estimates to record the revenue rather than actual sales.  (Pages 38 and F-12)

33.           We note that you record revenues related to products packed and sold by Calavo and other third-party packinghouses on a net basis.  Please tell us how you define the arrangement and provide us with your analysis under FASB ASC 605-45-45 (EITF 99-19).  In your response, describe who you believe the customer is in the arrangement and who bears the risk for loss of production due to reasons such as weather, disease or pests.

As noted in the response to question #32 above, the Company’s avocado, oranges and specialty citrus products are sold and delivered to third party packinghouses, the Company believes its basis for the net reporting of sales related to its arrangement with the third party packinghouses is appropriate due to (a) the Company not being the primary obligor in the arrangement, (b) the other packinghouses having the general inventory risk once the fruit has been provided to them, and (c) the Company having no credit risk related to the customer orders that are fulfilled by the third party packinghouses.  The Company has expanded its disclosure in the Registration Statement to clarify how it records revenues.  (Pages 38 and F-12)

Mr. John Reynolds March 31, 2010 Page 9	Squire, Sanders & Dempsey L.L.P.

The following is the Company’s detailed ASC 605-45-45 (EITF 99-19) analysis:

Guidance from ASC 605-45-45 (EITF 99-19)	Analysis
45-4. The Company is the primary obligor in the arrangement—Whether a supplier or a company is responsible for providing the product or service desired by the customer is a strong indicator of the company's role in the transaction.  If a company is responsible for fulfillment, including the acceptability of the product(s) or service(s) ordered or purchased by the customer, that fact is a strong indicator that a company has risks and rewards of a principal in the transaction and that it should record revenue gross based on the amount billed to the customer.  Representations (written or otherwise) made by a company during marketing and the terms of the sales contract generally will provide evidence as to whether the company or the supplier is responsible for fulfilling the ordered product or service.  Responsibility for arranging transportation for the product ordered by a customer is not responsibility for fulfillment.

The Company has no discretion in the sales of the fruit inventory delivered to other packinghouses.  Customers place orders specifying the size, and other pertinent elements directly with the other packinghouses and do not interact with the Company.  The sale of the fruit is therefore completely based on the other packinghouses existing relationship with the customer.  Consequently, the Company believes that it is not the primary obligor in the arrangement with the customer and does not retain any responsibility for fulfillment.

45-5,6,7.  The company has general inventory risk (before customer order is placed or upon customer return)—Unmitigated general inventory risk is a strong indicator that a company has risks and rewards as a principal in the transaction and, therefore, that it should record revenue gross based on the amount billed to the customer.  General inventory risk exists if a company takes title to a product before that product is ordered by a customer (that is, maintains the product in inventory) or will take title to the product if it is returned by the customer (that is, back-end inventory risk) and the customer has a right of return.  Evaluation of this indicator should include arrangements between a company and a supplier that reduce or mitigate the company's risk level.  For example, a company's risk may be reduced significantly or essentially eliminated if the company has the right to return unsold products to the supplier or receives inventory price protection from the supplier.  A similar and equally strong indictor of gross reporting exists if a customer arrangement involves services and the company is obligated to compensate the individual service provider(s) for work performed regardless of whether the customer accepts that work.

The Company has no general inventory risk in its capacity as supplier of the fruits before any customer orders are placed. For example, the Company would not be responsible for the “risk of inventory loss” if the other packinghouse did not adequately ensure that the fruit is stored in an appropriately refrigerated environment and they became excessively ripened or spoiled prior to being shipped to the customer.

.

Mr. John Reynolds March 31, 2010 Page 10	Squire, Sanders & Dempsey L.L.P.

45-8. The company has latitude in establishing price—If a company has reasonable latitude, within economic constraints, to establish the exchange price with a customer for the product or service, that fact may indicate that the Company has risks and rewards of a principal in the transaction and that it should record revenue gross based on the amount billed to the customer.
The Company has no control over the price of the fruit that is ultimately being sold to the end consumer by the third-party packinghouses.

45-9. The company changes the product or perform part of the service—If a company physically changes the product (beyond its packaging) or performs part of the service ordered by a customer, that fact may indicate that the company is primarily responsible for fulfillment, including the ultimate acceptability of the product component or portion of the total services furnished by the supplier, and that it should record revenue gross based on the amount billed to the customer.  This indicator is evaluated from the perspective of the product or service itself such that the selling price of that product or service is greater as a result of a company's physical change of the product or performance of the service and is not evaluated based on other company attributes such as marketing skills, market coverage, distribution system, or reputation.

The Company believes that the third-party packinghouses’ responsibility for repacking and repalletization, as well as ripening and conditioning the fruit in preparation for sale to the customer are indicators that they serve as a principle and not an agent in this arrangement. The other packinghouses are responsible for fulfilling the customer’s order and, from time to time, will need to repack and re-palletize to make the inventory saleable to the customer.

45-10. The company has discretion in supplier selection—If a company has multiple suppliers for a product or service ordered by a customer and discretion to select the supplier that will provide the product(s) or service(s) ordered by a customer, that fact may indicate that the company is primarily responsible for fulfillment and that it should record revenue gross based on the amount billed to the customer.

The third-party packinghouses procure fruit for resale from a variety of sources in addition to the fruit they receive from us.  We have no ability to determine which fruit from which supplier goes to which customer.

45-11.  The company is involved in the determination of product or service specifications—If a company must determine the nature, type, characteristics, or specifications of the product(s) or service(s) ordered by the customer, that fact may indicate that the company is primarily responsible for fulfillment and that it should record revenue gross based on the amount billed to a customer.
We have no influence over the fulfillment of orders placed by their customers that specify the variety, size, color, degree of ripeness and condition of the fruit to be delivered.

Mr. John Reynolds March 31, 2010 Page 11	Squire, Sanders & Dempsey L.L.P.

45-12. The company has physical loss inventory risk (after customer order or during shipping)—Physical loss inventory risk exists if title to the product is transferred to a company at the shipping point (for example, the supplier's facilities) and is transferred from that company to the customer upon delivery.  Physical loss inventory risk also exists if a company takes title to the product after a customer order has been received but before the product has been transferred to a carrier for shipment.  This indicator may provide some evidence, albeit less persuasive than general inventory risk, that a company should record revenue gross based on the amount billed to the customer.
The Company has no physical inventory risk in its capacity as supplier of the fruits after any customer orders are placed.

45-13,14.  The company has credit risk—If a company assumes credit risk for the amount billed to the customer, that fact may provide weaker evidence that the company has risks and rewards as a principal in the transaction and, therefore, that it should record revenue gross for that amount.  Credit risk exists if a company is responsible for collecting the sales price from a customer but must pay the amount owed to a supplier after the supplier performs, regardless of whether the sales price is fully collected.  A requirement that a company return or refund only the net amount it earned in the transaction if the transaction is cancelled or reversed is not evidence of credit risk for the gross transaction.  Credit risk is not present if a company fully collects the sales price prior to the delivery of the product or service to the customer (in other words, before the company incurs an obligation to the supplier).  Credit risk is mitigated, for example, if a customer pays by credit card and a company obtains authorization for the charge in advance of product shipment or service performance.  Credit risk that has been substantially mitigated is not an indicator of gross reporting.
In this arrangement, credit risk remains with the third-party packinghouses for amounts billed to the customers.

34.           We note Sunkist earns a fixed amount from the Company for its sales and marketing services.  Please describe what this amount represents, how it is determined and whether it varies from year to year based upon the amount of product sold.  In addition, tell us whether you offer any sales incentives or promotions to Sunkist or its end customers, and if so, describe the manner in which you account for such amounts.

Proceeds from citrus products processed through the Company’s packinghouse and sold by Sunkist on our behalf are remitted to us, net of Sunkist’s assessments for sales and marketing services.  These assessments are established annually and are a fixed amount for each carton of fresh fruit sold by Sunkist.  Sunkist establishes the amount of the per carton assessments at the beginning of each year based on total fresh fruit cartons estimated to be sold by Sunkist and on Sunkist’s estimate of the sales and marketing expenses they will incur during the year.

Mr. John Reynolds March 31, 2010 Page 12	Squire, Sanders & Dempsey L.L.P.

The Company does not offer any sales incentives or promotions to Sunkist or its customers.

Windfall Investors LLC financial Statements - Year Ended December 31 2008, page F-56

35.           Please provide interim financial statements for Windfall Investors as of and for the nine months ended September 30, 2009.

The Company has included interim financial statements for Windfall Investors as of and for the nine months ended September 30, 2009 beginning on page F-90.

Note 21.  Subsequent Events, page F-52

36.           We note that notes receivable and accrued interest from Officers were paid down through the exchange of Company shares.  Please disclose the number of shares received from the Officers and how you valued the shares received.

Note 21. Subsequent Events on page F-54 has been revised as suggested.

37.           Tell us how you complied with FASB ASC 805-10-25-10 with respect to remeasuring your equity Interest in Windfall at its November 2009 acquisition- date fair value and recognizing any resulting gain or loss in net income.  Revise the notes to the pro forma financial information to include this disclosure.

In accordance with FASB ASC 805-10-25-10, the Company remeasured its previously held noncontrolling equity interest in Windfall at fair value on the November 15, 2009 acquisition date of Windfall.

In remeasuring its previously held noncontrolling interest, the Company considered the fair value of the assets and liabilities of Windfall as of the acquisition date and also considered whether there was a control premium that would not have been present in the previous noncontrolling interest.

The Company calculated that its acquisition date fair value of its previous equity interest in Windfall was approximately $1.7 million.  The Company did not recognize any gain or loss as a result of remeasuring the fair value of its equity interest held in Windfall just prior to the assignment of the equity interests in Windfall Investors (accounted for as a business combination) as the fair value approximated the carrying value of the noncontrolling interest previously accounted for under the equity method of accounting.

Disclosure to the effect noted above is included in the notes to the pro forma financial information as well as the interim financial statements for the quarter ended January 31, 2010.

Thank you for your time and attention to Limoneira’s Registration Statement on Form 10.  In response to the above comments, the Company has also executed a written statement acknowledging certain items referenced in the closing of your original letter, which is attached hereto as Appendix A.  Should you have any questions concerning the responses to your comments or the amendments to the Registration Statement being filed herewith, please do not hesitate to contact me at 1.513.361.1230.

Mr. John Reynolds March 31, 2010 Page 13	Squire, Sanders & Dempsey L.L.P.

Very truly yours,

/s/ Stephen C. Mahon

Stephen C. Mahon

Enclosures

cc:	Ms. Janice McGuirk, Division of Corporate Finance
Mr. David Walz, Division of Corporate Finance
Mr. Ryan Milne, Division of Corporate Finance

Appendix A

In conjunction with the responses to the letter dated March 11, 2010, containing comments from the staff of the Securities and Exchange Commission (the “Staff”) in respect of the above-referenced Registration Statement on Form 10, Limoneira Company (the “Company”) acknowledges that:

•	The Company is responsible for the adequacy and disclosure in the filing;

•	The Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•
The Company may not assert the Staff’s comments as a defense in any proceedings initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

LIMONEIRA COMPANY

By:	/s/ Harold S. Edwards
Harold S. Edwards,
President and Chief Executive
Officer